1801 California St., Suite 5200 Denver, Colorado 80202

November 7, 2016

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File No. 333-214029)

Transamerica Series Trust (File No. 333-214035)

(each, a “Registrant,” and together the “Registrants”)

Dear Mr. Cowan:

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statements on Form N-14 (the “Registration Statements”) filed under Rule 488 of the Securities Act of 1933, as amended, (Accession Numbers: 0001193125-16-733838 and 0001193125-16-733904) with the Securities and Exchange Commission (the “Commission”) on October 7, 2016, relating to the proposed reorganizations (the “Reorganizations”) of Transamerica Income & Growth, Transamerica Voya Limited Maturity Bond VP and Transamerica Voya Mid Cap Opportunities VP (each a “Target Fund”) into Transamerica Strategic High Income, Transamerica JPMorgan Core Bond VP and Transamerica Janus Mid-Cap Growth VP, respectively, (each a “Destination Fund” and together with the Target Funds, the “Funds”). The Staff’s comments were conveyed to the Registrants by phone on October 21, 2016.

The Staff noted that, as relevant, all comments generally apply to the Registration Statements for both Registrants, except where noted below. The following are the Staff’s comments on the Registration Statements and the Registrants’ responses thereto.

General Comments

1.	Comment: The Staff noted that the Target Funds’ prospectuses and statements of additional information (“SAIs”) are incorporated by reference into the Registration Statements. Please confirm if prospectuses and SAIs of the Destination Funds are intended to be incorporated by reference as well.

Response: The Registrants hereby confirm that the prospectuses and SAIs of the Destination Funds are not incorporated by reference into the Information Statements/Prospectuses of the Registration Statements. The Registrants note, however, that the SAIs of the Destination Funds are incorporated by reference in the SAIs of the Registration Statements.

2.	Comment: The Staff requests the removal of the first paragraph of the Summary section, which qualifies the details of the Reorganizations provided in the Summary by reference to the additional information contained elsewhere in this Information Statement/Prospectus and the Agreement and Plan of Reorganization.

Response: The Registrants believe that the disclosure included in the first paragraph of the Summary section is appropriate. Therefore, the Registrant respectfully declines to take this comment.

3.	Comment: Please indicate the date of the meeting when the Board of Trustees’ (the “Board”) considered the Reorganizations.

Response: In response to the Staff’s comment, the Registrants have made changes to the “Reasons for the Proposed Reorganization” section of each Registration Statement.

4.	Comment: Please consider highlighting the primary differences between the Target Funds and Destination Funds in the narrative section before each Reorganization’s comparison table. Additionally, please consider stating whether the fees and expenses of the Target Funds will increase after the Reorganizations.

Response: The Registrants believe that the comparisons of the Target Funds and the Destination Funds and the effects the Reorganizations will have on the Target Funds’ fees and expenses have been clearly and accurately disclosed in the Registration Statements. Therefore, the Registrants respectfully decline to take this comment.

5.	Comment: In the Fees and Expenses – Annual Fund Operating Expenses table, please revise the footnote disclosure regarding the recaptured expense line item to state that recoupment must be limited to the lesser of: 1) the expense cap in effect at the time of waiver, or 2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. Please confirm this requirement has been met.

Response: The Registrants will consider incorporating the Staff’s proposed revision of the footnote disclosure in connection with the next annual update as the revision would impact all funds with contractual caps within the fund complex. In addition, the Registrants confirm that the requirement set forth in the Staff’s proposed revision of the footnote disclosure has been met.

6.	Comment: Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect expense waivers or reimbursements, as applicable.

Response: The Registrants will consider incorporating the Staff’s proposed revision of the narrative to each Fund’s expense example table in connection with the next annual update as the revision would impact all Funds with contractual caps within the Fund complex.

7	Comment: In the “Reasons for the Proposed Reorganization” section, please consider disclosing the date ranges for the performance information presented to the Board of Trustees for their consideration in connection to the proposed Reorganizations.

Response: The Registrants have made revisions in response to the Staff’s comment.

8.	Comment: In the “Reasons for the Proposed Reorganization” section, please confirm the existence of the Target Fund’s contractual fee waiver and/or expense limitation arrangements given that the Target Fund’s “Total annual fund operating expenses” are currently below the levels of such arrangements.

Response: The Registrants so confirm.

9.	Comment: Please confirm supplementally that the Registrants’ Board of Trustees reviewed performance information as of April 30, 2016 when considering the proposed Reorganizations. The Staff notes that more current information should have been available.

Response: The Registrants confirm that the Registrants’ Board of Trustees considered materials presented as of June 30, 2016 when reviewing the proposed Reorganizations. The Registrants have updated the relevant disclosure in response to the Staff’s comment.

10.	Comment: Please confirm whether the Funds intend to sell certain portfolio securities in connection to the proposed Reorganizations. If so, please consider including estimates of:

a)	the portfolio securities that will be disposed of in connection with the Reorganizations;

b)	any transaction costs that are expected as a result of the disposition of certain portfolio securities; and

c)	any potential capital gains for shareholders, if the sale of certain portfolio securities could impact the tax status of shareholders.

Response: At this time, the Registrants have not identified portfolio securities of the Funds that will be sold or remain prior to or following the Reorganizations.

11.	Comment: In the “Terms of the Agreement and Plan of Reorganization” section under the heading “Agreement and Plan of Reorganization,” the Staff requests the removal of the second sentence, which qualifies the details of the Reorganizations by reference to the Agreement and Plan of Reorganization.

Response: The Registrants believe that the disclosure included in the first paragraph of the Summary section is appropriate. Therefore, the Registrants respectfully decline to take this comment.

12.	Comment: Under the “Shareholder Services and Policies” section under the heading “Additional Information,” please consider deleting the following sentence in its entirety unless the disclosure is also found in the Funds’ prospectuses:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waive d.”

If the Registrants retain the disclosure, please remove the word “explicitly” from the sentence.

Response: The Registrants note that the disclosure is found in the Funds’ prospectuses.

13.	Comment: On the signature page, please confirm that the Principal Financial Officer is also the Funds’ Principal Accounting Officer. If so, please update future signature pages accordingly.

Response: The Registrants so confirm, and have made changes consistent with the Staff’s comment.

14.	Comment: Please confirm the Funds’ Fees and Expenses are current fees per Item 3a of Form N-14.

Response: The Registrants so confirm.

15.	Comment: For each Registration Statement, please include in parenthesis which Fund is a target fund and which Fund is a destination fund.

Response: The Registrants do not believe adding another label will help investors identify their Funds and therefore respectfully declines to take this comment.

16.	Comment: Please use capitalization information for each Registrant as of the same date as the Pro Forma Financials.

Response: The Registrants are not aware of any such requirement and note that the effect is to provide investors with older capitalization information than as already disclosed in the Registration Statements. Notwithstanding this, the Registrants’ have made changes consistent with the Staff’s comment.

17.	Comment: Please add footnotes to each Registrant’s Pro Forma Financials for securities as required under S-X such as securities on loan, non-income producing, restricted, etc.

Response: The Registrants have added footnotes consistent with the Staff’s comment.

18.	Comment: In the Transamerica Funds Registration Statement, please explain which portfolio securities are generating acquired fund fees and expenses (“AFFE”) and why the percentage is changing if none of the securities are going to be disposed of per the note to the Valuation Summary section of the Pro Forma Financial Statements.

Response: The Target Fund’s AFFE is being generated by a position in Ares Capital Corp., a business development company (“Ares Capital”). The Target Fund has substantially reduced its position in Ares Capital and it is anticipated that the position will be eliminated shortly following the closing of the Reorganization. The Registrant will supplement the Note to the Valuation Summary section of the Pro Forma Financial Statements to indicate that this position will be disposed of in connection with the Reorganization.

19.	Comment: Please explain why valuation techniques for equities (common and preferred), MLPs and corporate bonds are not included to align with SOI.

Response: The Registrants have added a note to each Registration Statement consistent with the Staff’s comment.

Transamerica Funds Comments

20.	Comment: Please explain supplementally why, after considering the requirements of rule 17a-8 of the Investment Company Act of 1940 (“the 1940 Act”), as amended, the Registrant has decided that the shareholders of the Target Fund will ultimately pay for the costs of the Reorganization.

Response: The Target Fund’s Board of Trustees has determined that the Reorganization is in the best interests of the Target Fund and will not dilute the interests of the existing shareholders of the Target Fund. In light of the benefits expected to be received by the Target Fund as a result of the Reorganization, the Board considered and approved the cost of the Reorganization being borne by the Target Fund.

21.	Comment: Please explain the difference between the estimated costs of the Reorganization presented in the Summary section versus the cost presented in the financial statements.

Response: The Registrant has made changes to the presentation of estimated costs in the financial statements that are consistent with the Staff’s comment.

22.	Comment: Please explain, with respect to the Expense Example for Transamerica Income & Growth, the consistency between expenses for Class C shares in Year 1 where there is a 1% redemption fee on Class C per the fee chart.

Response: The Registrant has edited the Expense Example to reflect the redemption fee consistent with the Staff’s comment.

Transamerica Series Trust Comments

23.	Comment: The Staff refers to the no-action letter provided to Janus Aspen Series (Janus Aspen Series, SEC Staff No-Action Letter Apr. 10, 2008) (the “Janus Letter”) and notes that in that letter the adviser represented that it would pay all costs of the reorganization. Consistent with the conditions of the Janus Letter, please confirm that the Funds will not bear the costs of the Reorganizations.

Response: The Registrant respectfully disagrees that the Janus Letter is conditioned on the investment adviser agreeing to bear all costs of the reorganization. The Janus Letter is premised on the notion that Rule 17a-8 under the 1940 Act, coupled with the relevant representations of the insurance companies regarding certain contractual provisions, provides sufficient protection to contract owners to obviate any concerns under Section 26(c). Rule 17a-8 requires a fund board to find that the proposed reorganization is in the best interests of the reorganizing fund after the consideration of a variety of factors. The SEC has stated in the release adopting the most recent amendments to Rule 17a-8 that relevant factors a board may consider include “[a]ny fees or expenses that will be borne directly or indirectly by the fund in connection with the merger.” The relevant facts in the Janus Letter were that the fund board considered the factors identified by the SEC and determined that the reorganization was in the best interest of the reorganizing fund. To conclude that the Staff in the Janus Letter has prohibited fund boards from exercising their business judgment upon weighing factors identified by the SEC would be an inappropriate extension of the Staff’s authority.

Notwithstanding the Registrant’s disagreement with the Staff’s position that the investment adviser must assume all of the costs of the Reorganizations to meet the conditions of the Janus Letter, purely in this instance in light of the time sensitivities in effecting these particular Reorganizations, the investment manager, Transamerica Asset Management, Inc. (“TAM”), will assume all costs of these particular Reorganizations. The Registrant has made updates to the Registration Statement to reflect that TAM will assume all costs of these particular Reorganizations.

24.	Comment: In the tables found in the “Portfolios’ Fees and Expenses” section, please clarify which Funds are being referenced in the footnote. Additionally, please consider revising the footnote to better describe if the Distribution and Service (12b-1) Fees will be charged to or paid by the Funds.

Response: The Registrant has made changes consistent with the Staff’s comment.

25.	Comment: The Staff notes that the Distribution and Service (12b-1) Fees of the Destination Fund cannot exceed those of the Target Fund. Please confirm that the Target Funds’ Rule 12b-1 Fees will not be increasing as a result of the proposed Reorganizations.

Response: The Registrant so confirms.

Please call the undersigned at (720) 493-4249 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

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